FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

September 15, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 15, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the final results from the 2011 drill program on the Ferro-Titanium Projects, Minnesota, USA. The Issuer also reports that Coalhunter Mining Corporation has changed its name to Cardero Coal Ltd.

Item 5.	Full Description of Material Change

The Issuer reports receipt of final drill core analysis from the Longnose and TiTac ferro- titanium projects in Minnesota, USA. The Issuer has retained SRK to complete a 43-101 resource estimate. With all drill data results in place, SRK expect to have a 43-101 report completed in Q4 2011. The report will include resource estimates for the TiTac South and Longnose deposits.

In addition, the Issuer announces that its wholly-owned subsidiary, Coalhunter Mining Corporation, has changed its name to “Cardero Coal Ltd.” (“Cardero Coal”). Cardero Coal has commenced its 2011 field program, which will encompass resource definition drilling, engineering studies and environmental baseline studies, at the Carbon Creek Metallurgical Coal deposit (“Carbon Creek”) located in the Peace River Coal Field of north eastern British Columbia. In addition, a Preliminary Economic Assessment (“PEA”) for Carbon Creek is in progress and is expected to be completed in the fourth quarter of 2011.

Longnose Details

The Longnose deposit was first discovered in the 1950’s through aeromagnetic and gravity geophysical surveys, and was first drilled by Bear Creek Mining Issuer in 1958. The deposit was subsequently drilled by BHP Minerals (now BHP Billiton). At total of 12 drillholes were completed historically. The Issuer completed an initial six-hole drill program in 2010 (984.4 metres). In 2011, the Issuer completed an additional 9 holes (2,526.2 metres) and collected sufficient data to complete a resource estimate (Figure 1). Results have been received for the final drillholes LNG-012 to LNG-015 (Table 1). Drilling results demonstrate that the main mineralized intrusion at Longnose is a thick, laterally continuous intrusion of iron-titanium oxide-bearing ultramafic rocks and is open to the southeast.

LNG-012 was drilled vertically from the same platform as LNG-011 (157.6m of 19.3% TiO2; NR11-06, April 18, 2011) to test the down dip extension of the mineralization. At 177m it intersected massive oxide mineralization that continued for 91m (19.1% TiO2 and 51.3% Fe2O3). This hole demonstrates that mineralization remains open to the south east. LNG-013 was drilled 165m to the west of LNG-012, in order to test the SW extent of the intrusion. Mineralized feldspar peridotite was intersected from 15m to 82m, grading 19.5% TiO2 and 33.8% Fe2O3. LNG-014 was drilled 130m to the north of LNG-012 with a dip of -45 towards the NW. The hole intersected pyroxenite at 178m and encountered intermittent local oxide mineralization throughout and to the base of the hole. Continuation of the intrusion to the southeast of drillhole LNG-009 (NR11-06, April 18, 2011) was tested with drillhole LNG-015. Excellent mineralization was intersected at 118m depth over 110.2 metres thickness: 20.2% TiO2 and 31.3% Fe2O3.

BHP Minerals previously calculated a historic (pre-NI 43-101 standards) “probable reserve” at Longnose, estimating 27.57 million tonnes at 21.3% TiO2, stating at the time that Longnose is "... the largest known ilmenite resource in North America.” This historical resource estimate is considered relevant by the Issuer, both for the purposes of the Issuer’s decision to acquire the property and to guide the Issuer in formulating an exploration program for the property. However, the Issuer cautions that both the BHP report and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and the Issuer is not treating such resources as a current resource under NI 43-101. Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon.

Figure 1: Drillhole locations at the Longnose Ferro-Titanium deposit

Table 1: Longnose Drill results

Drillhole		From	To	Thickness	Weighted Average (%)
		(m)	(m)	(m)	TiO2%	Fe2O3%	Cu %
LNG-012		176.6	267.0	90.4	19.1	51.3	-
LNG-013		14.8	81.4	66.6	19.5	33.8	0.2
	incl.	48.0	81.4	33.4	21.9	36.4	0.2
LNG-014		286.5	315.2	28.7	14.1	32.3	-
LNG-015		118.6	229.5	110.9	20.2	31.3	0.2
	incl.	118.6	189.3	70.7	21.8	33.7	0.2

Titac Details

The Titac Iron-Titanium-Copper Deposit was first drilled by U.S. Steel Corporation after it discovered several magnetic highs in the area. The main mineralized body dominantly consists of oxide-bearing pyroxenite and peridotite, and massive and semi-massive iron and titanium oxide. Drilling results previously announced in January 2011 (NR11-04) include drillhole-019: 462.1 metres grading 20.1% TiO2, 33.2% Fe2O3 and 0.4% Cu.

The Issuer completed two final drillholes on the Titac south zone (511 metres) (Figure 2, Table 2). The drillholes were designed to test the north eastern extent of the sub-vertical intrusion and corresponding mineralization. TTC-031 was drilled towards the NW at a dip of -45 degrees, and intersected multiple pyroxenite and peridotite dykes containing weak mineralization. Five separate intersections of the ultramafic units were encountered in TTC-032 (-50 to the NE), with local strong mineralization (6.7m of 21.7% TiO2 and 35% Fe2O3).

Table 2: TiTac Drill results

Drillhole	From	To	Thickness	Weighted Average (%)
	(m)	(m)	(m)	TiO2%	Fe2O3%	Cu %
TTC-031	140.5	168.9	28.3	13.6	31.7	0.2
	214.4	228.9	14.5	14.6	26.6	0.2
TTC-032	99.1	114.6	15.5	15.3	36.2	0.3
	77.1	83.8	6.7	21.7	35.0	0.3

Figure 2: Drillhole locations at the TiTac Ferro-Titanium deposit

Qualified Person

EurGeol Keith J. Henderson, P.Geo., the Issuer's Vice-President Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release (other than historical data) and has approved the disclosure herein. Mr. Henderson is not independent of the Issuer as he is an officer and holds common shares and incentive stock options.

The analytical results were reviewed by Tansy O’Connor-Parsons, the Issuer’s Senior Geochemist. The Issuer’s on-site personnel rigorously collect and track samples which are then security sealed and shipped to ALS Laboratory Group. ALS Laboratory Group’s quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Certified reference material, blank material, and quarter-core duplicates are inserted at regular intervals into the sample sequence by field personnel prior to shipping in order to independently assess analytical accuracy and precision. In addition, representative blind duplicate samples are routinely forwarded an ISO-compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the completion of the planned Preliminary Economic Assessment for Carbon Creek, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward- looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2011 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk van Alphen, CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

September 16, 2011